Exhibit 99.50

Volaris reports September 2020 traffic results, operating at 84% of 2019 capacity levels, the fastest recovery among all carriers in North America

Mexico City, Mexico. October 5, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports September 2020 preliminary traffic results.

Volaris is well positioned for a continuing traffic recovery and is regaining capacity at a fast pace, due to its strong ultra-low-cost business model focused on the VFR (Visiting Friends and Relatives) and leisure segments in the domestic and US-transborder markets. Volaris also continues to see success from its efforts to convert first time flyers through its bus switching marketing campaigns in Mexico.

In September 2020, capacity measured by ASMs (Available Seat Miles) was 84.2% compared to the same month of last year. Demand measured by RPMs (Revenue Passenger Miles) was 75.6% of last year. This represents an increase of 2.4% versus August 2020. Volaris transported a total of 1.3 million passengers during September 2020, an increase of 4.1% versus August 2020. Booked load factor for September 2020 was 74.4%, an increase of 1.8 pp versus August 2020. No shows were back to normal levels.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for September 2020, said: “Our ULCC model has shown it is resilient in this crisis and supports our unique ramp-up of capacity. Our top priority continues to be cash preservation and we will manage capacity with a focus on revenue generation and operating margins. Volaris has carried more than 4.5 million passengers following its successful Biosafety Protocol implementation in April 2020. Volaris was awarded Mexico City’s Secretary of Tourism safe travel seal.”

For October 2020, Volaris plans to operate approximately 85% of capacity, as measured by ASMs, versus the originally published schedule.

The following table summarizes Volaris traffic results for the month and year to date.

	September 2020	August 2020	Variance	September 2019	Variance	September YTD 2020	September YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	973	942	3.3%	1,214	(19.8%)	7,307	10,983	(33.5%)
International	282	283	(0.4%)	446	(36.8%)	2,493	4,528	(44.9%)
Total	1,255	1,226	2.4%	1,659	(24.4%)	9,800	15,511	(36.8%)
ASMs (in millions, scheduled & charter)
Domestic	1,278	1,280	(0.2%)	1,402	(8.8%)	9,140	12,549	(27.2%)
International	408	409	(0.2%)	599	(31.9%)	3,156	5,650	(44.2%)
Total	1,686	1,690	(0.3%)	2,001	(15.8%)	12,295	18,199	(32.4%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	76.1%	73.6%	2.5 pp	86.6%	(10.4) pp	79.9%	87.5%	(7.6) pp
International	69.1%	69.2%	(0.1) pp	74.4%	(5.3) pp	79.0%	80.2%	(1.2) pp
Total	74.4%	72.6%	1.8 pp	82.9%	(8.5) pp	79.7%	85.3%	(5.6) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,074	1,025	4.8%	1,436	(25.2%)	8,159	13,068	(37.6%)
International	187	187	0.2%	312	(39.9%)	1,693	3,169	(46.6%)
Total	1,261	1,212	4.1%	1,748	(27.8%)	9,852	16,237	(39.3%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 84 aircraft. Volaris offers more than 311 daily flight segments on routes that connect 44 cities in Mexico and 20 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100